FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT

COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:         Altaba Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

140 East 45th Street, 15th Floor

New York, NY 10017

Telephone Number (including area code):

(646) 679-2000

Name and address of agent for service of process:

Arthur Chong, General Counsel and Secretary

Altaba Inc.

140 East 45th Street, 15th Floor

New York, NY 10017

With copies of Notices and Communications to:

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036-6522

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒         NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York in the State of New York on the 16th day of June, 2017.

ALTABA INC.

By:	/s/ Thomas J. McInerney
Thomas J. McInerney
Chief Executive Officer

Attest:	/s/ Arthur Chong
Arthur Chong
General Counsel and Secretary